UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[✓*] Merger

*Applies to Phoenix Multi-Sector Fixed Income Fund and Phoenix Multi-Sector Short Term Bond Fund

[✓*] Liquidation

*Applies to Phoenix High Yield Securities Fund

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only question 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Registrant is Phoenix Multi-Series Trust. The series of Registrant are as follows:

Phoenix High Yield Securities Fund

Phoenix Multi-Sector Fixed Income Fund (formerly Phoenix-Goodwin

Multi-Sector Fixed Income Fund)

Phoenix Multi-Sector Short Term Bond Fund (formerly Phoenix-Goodwin

Multi-Sector Short Term Bond Fund)

3.	Securities and Exchange Commission File No.: 811-06566

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[✓] InitialApplication	[ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
101 Munson Street, Greenfield, Massachusetts 01301 Mailing Address: 56 Prospect Street, P O Box 150480, Hartford, CT 06115-0480

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Kevin J. Carr, Vice President and Counsel, Phoenix Life Insurance Company, One American Row, Hartford, CT 06102 (860) 403-5246

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended and rules thereunder will be maintained at the offices of (1) the Trust at 101 Munson Street, Greenfield, Massachusetts (800) 243-1574; (2) the Adviser, Phoenix Investment Counsel, Inc., 56 Prospect Street, Hartford, Connecticut 06115 (860) 403-5000; (3) the Sub-Advisers, SCM Advisors LLC (formerly Seneca Capital Management LLC), 909 Montgomery Street, San Francisco, California 94133 (800) 828-1212 and Goodwin Capital Advisers, Inc., 56 Prospect Street, Hartford, CT 06115 (860) 403-5000; (4) the Custodian, State Street Bank and Trust Company, at 1776 Heritage Drive, North Quincy, Massachusetts 02171-2197 (617) 985-6254; and (5) the Transfer Agent, Phoenix Equity Planning Corporation, 56 Prospect Street, Hartford, Connecticut 06115 (800) 243-1574.

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[✓]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[✓]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: Advisor for all series: Phoenix Investment Counsel, Inc., 56 Prospect Street, Hartford, CT 06115

Sub-Advisor for Phoenix High Yield Securities Fund only: Seneca Capital Management LLC, 909 Montgomery Street, San Francisco, California 94133

Sub-Advisor for Phoenix Multi-Sector Fixed Income Fund and Phoenix Multi-Sector Short Term Bond Fund only: Goodwin Capital Advisers, Inc., 56 Prospect Street, Hartford, CT 06115

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Phoenix Equity Planning Corporation, 56 Prospect Street, Hartford, Connecticut 06115

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[✓]	No

If Yes,	for each UIT state:
Name(s): File No.: 811- Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[✓]	Yes	[ ]	No

If Yes, state the date on which the board vote took place:

The liquidation of Phoenix High Yield Securities Fund was approved on November 15, 2006. The mergers of Phoenix Multi-Sector Fixed Income Fund and Phoenix Multi-Sector Short Term Bond Fund were approved on May 31, 2007.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[✓]	No

If Yes, state the date on which the shareholder vote took place: If No, explain:

Phoenix Multi-Series Trust (“Fund”) is a Delaware statutory trust.

Section 3806(b)(3) of the Delaware Statutory Trust Act provides that a governing instrument “May provide for the taking of any action, including the … disposition of all or any part of the assets of the statutory trust or the assets of any series, or the dissolution of the statutory trust, … without the vote or approval of any particular trustee or beneficial owner, or class, group or series of trustees or beneficial owners.” The Agreement and Declaration of Trust for the Fund provides in Article VIII, Section 2(a) that “(a)ny Series of Shares or Class thereof may be terminated at any time … by the Trustees by written notice to the Shareholders of such Series or Class. Therefore, the Fund’s governing documents provide, as permitted by Delaware law, that shareholder approval need not be obtained for liquidation of a series.

Section 3815(a) of the Delaware Statutory Trust Act further provides that “[u]nless otherwise provided in the governing instrument of a statutory trust, a merger or consolidation shall be approved by each statutory trust which is to merge or consolidate by all of the trustees and the beneficial owners of such statutory trust.” The Agreement and Declaration of Trust for the Fund provides in Article VIII Section 3 Reorganization that the “Trustees may, without the approval of Shareholders unless such approval is required by applicable law . . . (i) cause the Trust or any Series to merge or consolidate with or into, or sell substantially all of its assets to, one or more trusts (or series thereof to the extent permitted by law).” Therefore, the Fund’s governing documents provide, as permitted by Delaware law, that shareholder approval need not be obtained for fund mergers, unless such approval is required by another applicable law.

Phoenix Multi-Sector Fixed Income Fund merged into an affiliated fund, Phoenix Multi-Sector Fixed Income Fund, a series of Phoenix Opportunities Trust; Phoenix Multi-Sector Short Term Bond Fund also merged into an affiliated fund, Phoenix Multi-Sector Short Term Bond Fund, a series of Phoenix Opportunities Trust. Rule 17a-8 under the 1940 Act provides that certain mergers between affiliates are exempt from Sections 17(a)(1) and (2) of the 1940 Act and may be effected without shareholder approval if:

(i) no policy of the merging company for which a change would require a shareholder vote under Section 13 of the 1940 Act (Changes in Investment Policy), is materially different from a policy of the surviving company;

(ii) no advisory contract for the merging company is materially different from an advisory contract of the surviving company, except for the identity of the investment companies as a party to the contract (e.g. an increase in the advisory fee would require shareholder approval);

(iii) disinterested trustees, who were elected by shareholders, of the merging company will comprise a majority of the disinterested trustees of the surviving company; and

(iv) the surviving company’s 12b-1 fees are not greater than the 12b-1 fees authorized to be paid by the merging company.

In other words, shareholder approval for certain affiliated mergers under Rule 17a-8 is not required, unless changes to the merging company would have required a shareholder vote pursuant to the 1940 Act in a non-merger context. Therefore, Delaware law and Rule 17a-8 under the 1940 Act permit the certain affiliated mergers, such as this, without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[✓]	Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Phoenix High Yield Securities Fund: December 22, 2006

Phoenix Multi-Sector Fixed Income Fund and Phoenix Multi-Sector Short Term

Bond Fund: June 27, 2007

(b)	Were the distributions made on the basis of net assets?:

[✓]      Yes        [    ]      No

(c)	Were the distributions made pro rata based on share ownership?

[✓]      Yes        [    ]      No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[    ]      Yes        [✓]      No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities? Not applicable.

[    ]        Yes        [    ]      No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[✓]	Yes [ ] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes [✓] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ]	Yes [✓] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[    ]       Yes        [    ]      No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes [✓] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

There were no costs specifically incurred in connection with the Liquidation. The costs incurred in connection with the Mergers were as follows:

	Multi-Sector Fixed Income Fund	Multi-Sector Short Term Bond Fund
(i) Legal expenses:	$633.81	$6,908.48
(ii) Accounting expenses:	$579.04	$575.96
(iii) Other expenses:
Printing:	$17,808.36	$95,357.29
Registration:	$8,970.93	$21,377.93
(iv) Total expenses:	$27,992.14	$124,219.66

(b)    How were those expenses allocated? Legal and printing expenses were allocated between the funds according to assets; registration expenses were either fund-specific costs or allocated between the funds according to assets. Accounting expenses were fund-specific.

(c)    Who paid those expenses? In each case, the expenses were paid by the respective surviving fund.

(d)    How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes [✓] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes [✓] No

If Yes, describe the nature of any litigation or proceeding any the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [✓ ] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Merged Fund	Surviving Fund	Surviving Registrant
Phoenix Multi-Sector Fixed Income Fund	Phoenix Multi-Sector Fixed Income Fund	Phoenix Opportunities Trust
Phoenix Multi-Sector Short Term Bond Fund	Phoenix Multi-Sector Short Term Bond Fund	Phoenix Opportunities Trust

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-07455

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable.

(d)    If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. An Agreement and Plan of Reorganization for each Merged Fund, each dated May 31, 2007, is attached as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Phoenix Multi-Series Trust, (ii) he is the President of Phoenix Multi-Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/ George R. Aylward
George R. Aylward